Filed by Unocal Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: Pure Resources, Inc.
                                                   Commission File No. 001-15899

Q3 2002 Unocal Earnings Conference Call - Thursday, October 24, 2002


OPERATOR: Good afternoon and welcome to the Unocal third quarter earnings conference call. Following todays presentation there will be a formal question-and-answer session. At that time, instructions will be given should anyone wish to ask a question. Until that time, all lines will be in a listen-only mode. At the request of Unocal the conference is being recorded. If you have any objections you may disconnect at this time. I would now like to turn the call over to todays host, Mr.Robert Wright. Sir, you may begin.

ROBERT WRIGHT, VICE PRESIDENT OF INVESTOR RELATIONS, UNOCAL CORPORATION: Thank you. Good day everybody and welcome to the Unocal third quarter conference call. As Muhammad said, my name is Robert Wright and for those of you who don't know, I'm the Vice President of Investor Relations. Joining me in the call today are Chuck Williamson, our Chairman and CEO, Tim Ling, President and COO, Terry Dallas, Executive Vice President and CFO and Ron Moore, Manager of Investor Relations .

Chuck and Ron are in Sugarland and the rest of us are here in El Segundo. A replay of the audio broadcast will be available through our website til November 29th. An audio replay is also available over the telephone. Please call Investor Relations at El Segundo or Sugarland for more information. We also have some slides available for you to view as you listen to the call. You can view the slides through the Unocal website at, www.Unocal.com. As we go through the call, I will reference the slides by number.

My remarks today will include certain projections and estimates, which are obviously forward-looking statements. Actual results could be significantly different, depending on many factors. If you are unsure of what the various risks are in this business, please review them in more detail on pages 59 through 65 of Unocal's 2001 SEC as amended. SEC 10-K as amended. Excuse me.

If you have not yet reviewed the Unocal's third quarter earnings package, the news release and detailed tables of financial information are available on our company website. Again, www.Unocal.com. In the investor information section, go to the data warehouse section and look for the quarterly fact book. The website also contains a third-quarter earnings news release and all the company's news releases from 1996 to the present. Those can be found in the news from Unocal section.

Now I'll cover the major earnings factors for the third quarter if you'll look at slide 1 now. Unocal's third quarter adjusted earnings were $126 million or 52 cents per basic and diluted share. Those results were down $8 million from the second quarter. Operating results from the non-expiration production segment and corporate were responsible for $16 million of the sequential decrease. Expiration production operations were up $8 million in the second quarter. I will cover each segment later in the call.

But to summarize, the largest positive factor was a lower effective international tax rate, which resulted in a favorable $15 million variance. This variance is due to changes is the Thai baht foreign exchange rate from the second quarter to the third. Oil and gas prices were a net $4 million positive factor and lower production was a $7 million unfavorable factor. World wide oil and gas production was down 4% due primarily to natural declines, temporary mechanical well problems, weather related shut-ins in the Gulf of Mexico and price related changes to entitlement bonding within production sharing countries.

Chuck will have -- and Tim will have more to say about the production later on. A list of high-level variance factors can be viewed on slide 1. Adjusted discretionary cash flow is $521 million or $2.13 per share in the third quarter, up 6% from $491 in the second quarter or $2.00 per share. Total debt at the end of the third quarter stood at $3.078 billion including $8 million of current portion. The cash balance at the end of September was $275 million up $114 million from June. Debt less cash declined $155 million in the third quarter.

The ratio of debt to total capitalization was 45% at the end of September, compared to 46% at the end of June. Capital spending in the third quarter was $418 million compared with $440 million in the second quarter. The third quarter reported net earnings which includes special items were $99 million or 41 cents per share. Negative special items include environmental and litigation accruals amounting to $22 million. These accruals are primarily related to closed sites in the minerals business. [INAUDIBLE] There is also a $5 million non-hedged mark to market derivative loss.

Before Chuck and Tim's part of the call, I'll quickly go over the major factors affecting the segments of the third quarter, adjusted after tax earnings, versus second quarter. Again, that is earnings excluding special items. Go to slide 2.

Unocal's lower 48 business recorded earnings of $13 million, down $19 million from the prior quarter. Lower production is responsible for $6 million of the lower sequential earnings. Production volumes declined from 1.091 billion cubic feet equivalent per day to 1.027 billion or 6%. Natural fuel declines, pipeline curtailments, and temporary mechanical problems, at the Gulf of Mexico shut-ins from hurricane Isidore all contributed to the decrease. Lower natural gas prices from 312 to 297 accounted for $6 million of lower results. Higher drive hull expenses in the third quarter was responsible for $8 million unfavorable balance. In addition to other operating items increased accruals for the Pure Resources management put and Pure's legal and advisor costs lowered Unocal's third quarter earnings by $8 million.

As most of you know, we have an outstanding tender offer for the remaining shares of Pure Resources that we do not presently own. We have entered into an agreement with senior management and a special committee of the Board of Directors has recommended the offer to the shareholders. The details of the offer are available on the latest S-4, which we published, dated October 11th, and amended on October 18th. The offer is set to expire at midnight October 29th.

Getting back to earnings factors, partially offsetting the negative factors in lower 48 were lower operating expenses of $6 million. $4 million due to higher liquids prices of $1.27 per barrel and lower D&D rates amounted to $2 million.

Moving on now to slide 3. Results from the Unocal's Alaska EMP operations were up $15 million from Q2. Timing of a $12 million impairment recorded in the second quarter was the primary factor. Higher oil prices of $1.31 per barrel from $20.86 to $22.17 was responsible for $2 million in higher earnings. Another favorable variance was lower operating expense of $2 million. Partially offsetting these positive factors was higher dry hole expense of $1 million.

Slide four, results from Canada improved by a million in the third quarter. Lower dry hole and operating expenses plus higher oil and liquids prices from $21.92 to $22.70 were partially offset by lower natural gas prices. Natural gas prices in Canada declined from $2.97 to $2.10. Slide five. Our international EMP operations earned $136 million. The quarterly amount was up $11 million from the previous quarter. Our lower effective income tax rate from 43% to 37% due to time bought in foreign exchange differences was the largest favorable variance of $15 million. Higher oil and liquids prices from $22.84 to $24.80 amounted to a quarterly of $5 million. Higher natural gas prices from $2.64 to $2.69 were a $2 million positive factor. And then, rounding it out, timing of oil lifting was responsible for $5 million in improved results. Partially offsetting the positive factors was higher dry hole expense of $5 million, higher operating expenses of $5 million and higher D&D expenses of $5 million.

Let's go on to slide 6. Moving on now to non-EMP operations which are oil and gas marketing, which is our trade segment. Midstream and geothermal were lower by $12 million in total. Lower oil and gas margin or trading markets were responsible for $2 million in lower results. Increased accruals in the pipeline group caused a $6 million unfavorable variance for the quarter. Lower geothermal steam sales, electricity generation, and foreign exchange were responsible for $9 million in the lower sequential earnings in the geothermal and power segments.

Looking forward to the fourth quarter, adjusted earnings for the non-EMP segments are expected to be as follows: Trade between break-even to plus $2 million, Midstream between $14 and $16 million in positive earnings, and geothermal between $10 and $12 million positive earnings. After-tax, corporate and other net costs of $57 million, were $1 million lower than the second quarter. After-tax, corporate and other results are currently expected to be between $50 and $60 million of net expense for the fourth quarter of 2002. Looking forward, Unocal's estimate of fourth quarter earnings is between 50 and 60 cents per share depending on commodity prices and other factors.

Average diluted shares in the fourth quarter is expected to be $254 million, assuming the Pure deal closes somewhere around November 1st. Also included in this earnings estimate are several one-time costs related to the Pure transaction as well. These costs, which are for employee severance, deferred compensation accruals related to the conversion of Pure options, stock options, to Unocal stock options and transactions costs will amount to $15 million after tax, it will be recorded in the lower 48 segment. This fourth quarter earnings forecast assumes the benchmark commodity prices of $29.75 per unit for non-mix crude and $4.10 per unit for North American non-mix natural gas.

Fourth quarter production is forecasted to be between 445,000 and 460,000 BOE per day, including temporary production losses of between 15,000 and 23,000 B.O.E. per day due to hurricane Lili. In a separate disclosure today, we provided an estimate of 2003 production which is up 2 1/2% to 5% from 2002 levels and that puts that range at between 480,000 and 495,000 B.O.E.per day. The fourth quarter earnings estimate also includes estimated dry holes between $25 and $35 million pretax.

For the purposes of your own estimate analysis, Unocal's quarterly earnings sensitivity is 4 cents per share for each dollar change in worldwide commodity oil prices and two cents per share for each 10 cent change in non-mix natural gas prices. Annual estimates can be determined by adding the fourth quarter guidance to the year to date numbers. Unocal's hedging activity changes over time but in the third quarter of 2002, our hedging program had minimal or no impact. Looking forward in the remaining months of the fourth quarter, we had 16 billion units of lower 48 natural gas with calls between $5.01 to $3.49. Remaining fourth quarter hedge volumes represent less than 28% of expected lower 48 natural gas production and less than 11% of worldwide natural gas production.

In the first quarter 2003, we have 6 billion units of lower 48 natural gas with calls between $5.48 and $4. Forward-looking price assumptions are subject to significant change on a daily basis. And analysts should look to the changes in the latest benchmark prices for oil and natural gas to adjustment their earnings estimates accordingly during the quarter and over the remainder of the year. Now for perspective in the third quarter results and other matters, I am going to turn discussion over to Mr. Chuck Williamson, Unocal's Chairman and CEO. Chuck.

CHARLES WILLIAMSON, PH.D., CHAIRMAN AND CHIEF EXECUTIVE OFFICER, UNOCAL
CORPORATION: Thanks, Robert. And good afternoon, everyone. I'd like to make a few remarks first about the third quarter and then advise briefly on the fourth quarter in our 2003 outlook.

As Robert has outlined, our third quarter production and financials were pretty much as we expected with the exception of the hurricane effects in the Gulf of Mexico. And Tim can provide a little more color around the results of the hurricane in a few moments. I want to highlight progress this past quarter on two of our major international development projects that will impact our production from 2003 onwards. At [Aza Bijan] and [deep water] in Indonesia. In Aza Bijan where were are the second largest interest holder in the ALC development, the construction of the main export pipeline, 1100 mile pipeline from Bacule to Jahon has started and completion is expected in late 2004 at an estimated gross cost of about $2.9 billion. We expect oil production to grow from currently about 140 thousand barrels a day to 800 to 850 thousand barrels a day by 2008.

This is an important project for us. We hold an 8.9% working interest in the pipeline and 10.28% in the field development. I want to emphasize the construction started on the pipeline and we're very pleased with the progress thus far at Aza Bijan.

In Indonesia, we're making very good progress in our West Sano deep water development facilities. We launched the floating storage unit and still expect our first production in April of next year. Phase 1, I'll remind you have peak production potential of 52,000 B.O.E. today net to Unocal and we'll be ramping that production up over 2003. So this is an important part of our 2003 production growth.

Now I'd like to address and just talk briefly about our production outlook that we released this morning for 2003 and preliminary for the five-year outlook. I also want to take this time to put in a plug for an analyst meeting we expect to have on November 20th in New York for the business unit leaders and some of the explorationist will be able to provide some more details, particularly on the 2003 program.

For 2003, we expect a modest production growth of 2 1/2% to 5% off of our 2002 base. And you'll see that we are continuing to allocate more capital to these large, big developments like Aza Bijan and West Sano that I just mentioned.

We have a good queue of these developments, for the first time, I feel, in many years, we have a development inventory that includes four major projects that are now sanctioned and under production. The [AIOC] Phase I and II, West Sano Phase I and II, that I mentioned and the Mad Dog in the Gulf of Mexico and then project in Alaska, a new gas project, South [Kenai] gas. But probably, just as importantly, we have a healthy list we expect to sanction over the next two years, including a couple more projects in deep water Indonesia in the line gas fields which we have merely appraised, Mera Bizarre field which has been appraised, Phase three [AIOC] and then the Gulf of Mexico, the K-2 development and the Trident in the Gulf of Mexico in deep water. So with these other projects we have queued up. As I said, a good inventory we haven't had in the past that allows to project the 5% to 7% production growth over the next five years. In addition, I think as many are aware, we have large discoveries in our Asian gas in Indonesia, Thailand Bangla Desh and Vietnam. Places that we think will assure production growth beyond 2006, well out into the next decade.

Our production forecast is underpinned, first of all, by our Thailand [INAUDIBLE] operations. We don't talk as much about that because it's a very steady state business for us. The market there continues to show nearly 6% year on year power growth and gas sales have been 3% to 5% and we expect the same increases over the next few years. We're currently producing roughly 145,000 barrels of oil equivilant per day between Thailand and [Miadmah]. And we have a very stable business there for many years to come. So it's an important part of the ongoing production.

Now, let me make just a few comments about our exploration programs before we turn to the North American production outlook. You know, this past year I feel that we've made very good progress in dialing our exploration program to a sustainable funding level of about $250 million a year. Excluding the Pure exploration program.

his is more than adequate to fund, I think, a very strong program this next year and 2003. In deep water Indonesia we have nearly nine months of drilling with some deep oil targets and some new PFCs with oil targets. Deep water Gulf of Mexico will have at least 3 to 5 major new prospects in Mississippi canyon and Green canyon plus our Trident appraisal program. And a full year of deep shelf prospects which Tim will talk - update you on in just a minute.

So we have $250 million. I think we have a very strong expiration program on an ongoing basis and good portfolio. Our biggest production challenge remains in North America. There's no question we have been struggling along with the rest of the industry with our Gulf of Mexico declines. I think we've taken a very aggressive approach and some ways to flatten a decline that we'll be talkin' about with you. I'd like to remind all of our investors, if you look at our total lower 48 and Canada production together, nearly half of that is in the high decline Gulf of Mexico shelf, the treadmill that we all fight very hard, but the other half is in the longer RP and the onshore U.S. and Canada.

So one of the reasons we've done the Pure tender is to give us a stable balance for some of the steep Gulf of Mexico declines. Our deep shelf exploration program is aimed at offsetting some of those steep decline rates as I said earlier. We're not spending as much capital on the smaller target type prospects. And I think we're ramping up now very aggressive deep water and deep shelf program in the Gulf of Mexico.

I think that with that for next year in our production forecast in the Gulf, we think we can hold the Gulf of Mexico nearly flat to the end of the year with the current portfolio that we have with modest deep shelf exploration success. Fair enough if we don't have exploration success in 2003 and the end of this year, then 2004 will not be as easy to hold flat and we'll take a different approach. But right now, we are very optimistic about the exploration program and Tim can update you. It's been a difficult year for our North American production. The steep declines in the [muni] field but hurricanes and more rapid declines, but I think we're making the right adjustments on capital and expense side.

We've shown the discipline of not funding things strictly for production and I think we have some very large developments in the international side that will help us improve our margin as we go forward. With that said, we have an excellent portfolio, I think, of projects that will help us replace production in the U.S. I'm going to let Tim talk a little bit more about some of the North American, Gulf of Mexico activity. So I'll turn it back to Tim.

TIMOTHY LING, PRESIDENT, CHIEF OPERATING OFFICER, DIRECTOR, UNOCAL
CORPORATION: Thanks, Chuck.

With respect to the hurricane, I think we in our press release this morning tried to outline in a fair degree of detail what the losses have been and what we think the outlook is for production loss for the rest of the year. I wanted to give you a little more detail on that.

As those of who you followed the two hurricanes, hurricane Isidore, we really got by with fairly minimal damage. The 4,000 a day that hit our second quarter really was just production that had to be shut in before, during, and slightly after the passing of Isidore. But we had no real lasting damage.

Lili was another story entirely. For those of you that followed the track of that storm, before it hit landfall in and around the bay, its most destructive hurricane force winds happened really in the heart of our Eastern Gulf production area in and around Eugene Island, South Marshal Island, Ship Shoal before it made land with some sustained winds above 140 miles per hour. Our damage in the Eastern Gulf infrastructure was significant. Our Central and Western Gulf production really had no sustained damage and was returned to production two days after hurricane had passed.

As of today, we have somewhere between 13 and 14,000 barrels of oil equivalent per day still down. Mainly as a result of major facilities damage above the surface and below the surface. We had extensive facilities damage on nine platforms. Foremost amongst those is South Marshal Island 6, Eugene Island 276, Eugene Island 32, Ship Shoal 208 and we lost two platforms in South Morris Island 11 block, which actually are going to be nonrecoverable.

So we have somewhere between 1 1/2 and 2,000 barrels of oil a day, from those two platforms which literally were just gone. That we're not going to recover. The scope of the repairs and the damages in the facilities that I mentioned, though, that will be recoverable ran the gamut from damage to living quarters, damage to sumps, [INAUDIBLE] cases and other equipment. Processed piping, flow lines, generators, compressors, et cetera.

We are now fairly well through the process of the damage assessment. We are bringing on platforms as we speak, but there are some significant inspection and regulatory issues that we're going to have to get through before we are willing, from a safety and OSHA standpoint to return some of these platforms to service. Our best guess is right now, we do believe we will get everything on by the end of the year. We are targeting sort of three days middle of November, early December and the end of December really bring on the things that are down right now. But I did want to give you a little bit of detail and color. This was significant damage.

As you know, many of you have seen the pictures of the four pile Eugene Island 322 structure, operated by BP, which literally was just bent over in an unrecoverable state. So that area did in general sustain a lot of damage and unfortunately, a lot of our production is in that area. I wanted to just talk a little bit about the exploration activity that we have going on and will have going on over the next 18 months.

Chuck talked, one of the keys for us to being able to extend the R to P range on our shelf production is to change the mix of our capital towards exploratory activity targeting deeper, the deeper [miocene] larger targets. We will, by the end of the year have had activities, on about 11 or 12 deep wells. Because of the hurricane damages among delays, not all of those wells will be down and evaluated.

Currently, we have -- we've had one well, which we've completed and evaluated. Well we drilled with [INAUDIBLE] called "Luck of the Draw". That was a noncommercial gas discovery, which we have decided not to complete. We had two wells drilling right now Corky in South Marsh Island 6 and Leprechaun on Eugene Island 24. And we were about to spud five additional wells. Jalapeno on Hyatt Island 36, Andosite in East Caan 64, two Mustang Island prospects, Rio Grande and Escondito and an onshore prospect in the Louisiana State waters called [INAUDIBLE] which we will be drilling with ORE and all of these prospects meet our criteria. Deeper horizons below 14,5 thousand added significant upside. So I think that program was going well.

The key for us for 2003 is we want to generate significant inventory such that we can high grade that inventory and really drill 15 or 16 prospects that we really feel are not only ready but technically sound and marketable. Because we want to make sure our working interest is at the right level. Deep water Indonesia, we will be taking a drilling hiatus probably until the beginning of 2003.

But we have, as Chuck mentioned earlier, a very full program of drilling for the year 2003 that really is still going to be focusing on a bit of appraisal on some of our giant gas fields. But mostly exploration tests targeting oil. There's really three types of plays where we'll have oil potential next year. We have numerous prospects in the final drill schedule still a little bit in flux. But there are oil tests in the next suite of outboard acreage that was just acquired last year. There are three blocks there and we will have multiple targets again targeting very ultra deep oil prospects. We have a number of remains prospects in around Arongas that we've called Arongas lookalikes.

One of them called Gahan is shaping up nicely and will probably be on the first half of 2003 drilling schedule. And we have a number of tests which we're going to be going through existing discoveries to target deep horizons for oil. [INAUDIBLE] are likely amongst those three which we'll be testing deeper horizons. Again, a very robust schedule in Indonesia. And that continues to play in a very fair way for us. And as Chuck mentioned, I think the company is anticipating accelerating the commercial appraisal and move forward plans for things like Rhombus and Maribisar.

Finally, in the deep water Gulf of Mexico, as many of you know, 2002 was a hiatus year for us where we were digesting the results of our 2001 drilling program and the industries results in 2002. Happy to report I believe that we have a very robust portfolio of prospects that we will be drilling. Towards the end of this year and in 2003. We're currently drilling our second appraisal well on Trident. It is a -- a strikeline test and this well has probably been delayed by about a month because of hurricane activities as well. But we intend to have this well through the primary appraisal objectives by hopefully the end of November. We are going to move off of the Trident appraisal well and go over to a well prospect called Bore.

This is a Shell-owned prospect that Unocal will be operating, the exploration program on. It is a very large, turtle structure in the center of the Mississippi canyon area, where the industry is obviously had a fair amount of success in these turtles there are multiple people that are going to be in this prospect. It say five-block large prospect and we intend to be spuding this hopefully sometime in December 2003.

2003 - We will probably drill somewhere between two and four wildcats, and we have seven or eight prospects that we're currently maturing and marketing. The vast majority of these prospects lie in the Southern Green Canyon / Northern Walker Ridge area in and around Mad Dog, K-2, and Tahiti discoveries. So we're really, really have a program that will be focused around what we call very attractive neighborhoods for adjacent discoveries.

As Chuck mentioned before, we believe we'll be able to manage our capital exposure. We have multiple companies that have come in and looked at our inventory. And we're very confident that we'll be able to drill these two to four wildcats next year in a promoted basis to manage our capital exposure. With that, I will turn it back to Robert Wright.

ROBERT WRIGHT: Thanks, Tim.

We're ready for the Q&A portion now. I know it's been a long day for the analysts on the call. A lot of calls today. So I ask Mohammed to start the Q&A process.

OPERATOR: At this time we'll begin the question and answer session. If you would like to ask a question, please press star 1 on your telephone touchpad. If you are using speaker equipment, you may need to pick up the handset prior to pressing star 1. To withdraw your question, simply press star 2. Once again, star 1 to ask a question, star 2 to withdraw your question. Our first question comes from Argen Mardi with Goldman Sachs. You may ask your question.

ARGEN MARDI, GOLDMAN SACHS: Thanks. It's Argen with Goldman. Just curious what your backup plan is in the Gulf if deep shelf success did not happen with you? Would you let things decline? I know there are other exploitations you can do. Or do we start thinking about other acquisitions?

CHARLES WILLIAMSON, PH.D.: Argen, this is Chuck. I'm going to let Tim take a whack at that. I may add to it.

TIMOTHY LING: Hey, Argen. How you doin'? I think obviously our view have -- is where with a sufficient portfolio of deep shelf prospects. In the likelihood to have a totally failure program is statistically very low, especially given the amount of geotechnical work we've done in preparation with [Proram].

That being said, if you're asking where we had a scenario where we truly had no success in the deep shelf, I believe our response would probably be two-fold. First of all, you could see us on selective properties that really have the highest declines if the price environment and the market environment is such, accelerates some divestiture activity. You will likely see us redeploy significant amounts of capital away from that higher decline rate environment into some of the onshore and canyon things that we see that have, I think, greater line of sight and that's just sort of less of a harsh decline environment. And those are probably things we would do.

There is still going to be, Argen, I think, a relatively robust layer of workover investments in some of the larger, older fields that we'll always want to do. I think the things that Chuck mentioned earlier that we really are staying away from. You know, are the 1BCF exploitation shots and even with $4.30 gas, we have held ourselves to the discipline of not chasing those things.

And I think again, we have a larger portfolio in the pipeline, which quite honestly we did not have over the past few years, allows us to still show fairly robust growth without having to go to those small projects, which as we know have lower return profiles and symetrics that we're not altogether happy with as well.

ARGEN MARDI: That's terrific and just a question on West Sano. Production costs per barrel and DDA & tax rates relative to your current far east business?

CHARLES WILLIAMSON, PH.D.: Argen, this is Chuck. I can't give those to you off the top of my head. Maybe Robert can. If not, we can follow up.

ARGEN MARDI: We can follow up. Thanks.

CHARLES WILLIAMSON, PH.D.: Thanks, Argen.

OPERATOR: Our next question comes Phil Pace with Credit Suisse.

PHIL PACE, CREDIT SUISSE: Thanks, guys. Couple things. Tim, this may be you. But with the complete implosion of the marketers in the pipeline companies, can you discuss what impact that's had on your marketing of gas, particularly out of the Gulf of Mexico? And could you also discuss what sort of insurance provisions you've had from the losses you've sustained out there?

TIMOTHY LING: Yeah. Phil, it's Tim here.

The insurance that we have - basically we feel we're well insured with a deductible of about $15 million. So the maximum on an uninsured loss is what we're looking at right now. We're tracking to just to that deductible. With respect to gas, and that's an excellent question, I will tell you our guys have to work a lot harder today to place the gas and maintain the margins.

There is no question that some of the trends you're going to see are almost like back to the old environment where the producers had to look at some of the end users for more and more direct sale. The intermediary layer topped off with Dynergies announcement that they're just exiting the business. It's clearly going to become a lot liquids. The paper transactions versus physical transaction ratio is going to come down significantly. And it's just going to be, you know, we're going to have to establish the network necessary to advance and maintain margins will recognizing then we'll do more end user sales. I will tell you, Phil, one interesting thing out there and it's certainly not being led by us.

There is a lot more talk again out amongst producers about potential needs for marketing consortiums and as you remember, Phil, in the pre-Enron days, that's where the industry thought it was going. And I think you may see initiatives like that, again getting high visibility.

PHIL PACE: If people started to rehire their own staffs to do more of that marketing?

TIMOTHY LING: Well, our perspective, and I think it was hopefully the right one in retrospect, we kept the marketing group not to do high levels of third party paper trade, but really to maximize sales and marketing of our own gas. So we haven't had the need to hire any. We have a great group of guys that market our hydrocarbon and we're happy with the capabilities we have.

PHIL PACE: That's helpful. Thanks, Tim.

CHARLES WILLIAMSON, PH.D.: Thank you, Phil.

OPERATOR: Our next question comes from John Wolf with Wachovia Securities. You may ask your question.

JOHN WOLF, WACHOVIA SECURITIES: Hi, guys. Your 2003 outlook is down 6% to 8% from my expectations.

Also looking at the model, production looks like it will be about the same as it was in 1998. And I remember at that time you put out big production numbers quite similar for this 5% to 7% for this coming years. I'm having a tough time seeing what's different now first of all, if that is realistic, and particularly in light of the Gulf of Mexico declines that you're seeing.

CHARLES WILLIAMSON, PH.D.: Yeah, John. This is Chuck.

It's a tough question and I don't have a simple answer. But you know, I think what we had out -- if you look at our forecasts, frankly, they have been pretty close in most of our businesses with the exception, largely of North America and the Gulf of Mexico. And I will say that, the declines have surprised us I think more than I expected. So you know, what's different now?

I think if you look at our production quarter by quarter for the Gulf over the last year, year and a half, once the Muni Field came off, I think we are much better able now to forecast the stability and sustainability of that Gulf of Mexico production layer. So it's -- I concur with what you said. It surprised all of us here. That was not anything but a surprise. But I think we're also pulling the wells harder and doing a better job of monetizing it.

So I'd like to think the forecast we have out there now is -- I'm much more confident certainly than I was before. And it doesn't have this international timing in it because we have redevelopments now. So I think it's a combination.

We've probably found a sustainable level for the Gulf of Mexico given the capital we're willing to invest. And the international projects have largely turned into construction phase and we have more real estimates on the production timing than we've ever had before. That's about the assurance I can give you. Tim, I don't know if you want to add anything to that.

TIMOTHY LING: No.

I think that John, the good question, I think, and the right one to ask is, you know, what makes us more confident about the program that we've laid out today versus what we've had out two years ago? And I just reiterate.

We did not have the pipeline of large sustainable projects coming into the fold year by year that we now do. And we certainly didn't have a backlog of additional projects that could actually provide either backfill or upside to the estimates that aren't currently sanctioned. And that's what we have. We have two layers.

Line of sight and things now, you know, great example of that would be either Ronmas or K-2 and we think will be sanctioned within the next year or have near-timed impact in this five year plan. So we have a backlog of those potential projects as well. And that just means that we're going to not have to keep going to the smaller treadmill stuff to get our production growth. Our production growth is going to come from the large projects and our challenge, which we've talked about today is just stabilizing the legacy base. And I think we feel pretty good about the initiatives we put in place. Thailand, as Chuck said, is a big part of our legacy base. Which really has a functional zero decline.

You know, as we shift our production in North America away from the treadmill shelf towards onshore Canada and deep water I think we have the ability there to stabilize our production. And in Indonesia, which we did mention, we're in an environment now where we're going to begin switching some of our gas production away from the higher cost treadmill shelf towards some of these giant and super giant discoveries that we've already made and are in the process of putting development plans together on.

JOHN WOLF: So you think the key of 5% to 7% growth rate, you need 150% to 175% reserve replacement. Do you feel like you have the reserves at ready and it's just not booked or is it more of an exploration game?

CHARLES WILLIAMSON, PH.D.: No, John, I'm fairly confident now. Because if you look at these large development projects I keep talking about. Not all of those are booked and we can have line of sight. We're not dependent on that kind of replacement.

But if you look at our production forecast and the reserves required to support it, I'm you know much more confident we can deliver that. What we need is additional expiration success so we we're can do better than 125% or 150%. And we have pretty good exploration programs that should deliver that as well. So I think it you look at our production growth -- and we'll talk about this on November 20th, so you can see where the components are on the 5% to 7%. A lot of it are these big projects, Aza Bijan, where the reserves are solid and growing. Things like West Sano, where we've already appraised the field and are developing it. I think the reserves will support the production growth. I just want to add more.

TIMOTHY LING: And us -- also, things like deep water fields like Mad Dog which we're still - We feel very good, have ultimate potential when you include the west bank of 350 to 400 million barrels. We have very very little of that in our bookings today. And when those, as you know, when those large fields come on, you actually have the real probability of upward positive revisions based on performance early on in the fields history. And we haven't had those things either because the portfolio here has been so much more on focused on smaller fields. And as that shifts, I think we'll actually have the opportunity to have positive revisions.

JOHN WOLF: Is there an assumption on Asian gas group embedded in the forecast?

CHARLES WILLIAMSON, PH.D.: John, in the five-year forecast, I think the -- we don't have any of the Indonesia deep water gas other than the kind of west sano produced gas and gas at the understand of the five-year period. But things like Bangladesh, Viet Nam, they're not in that forecast.

ROBERT WRIGHT: Thailand has a growth. In of what? 3% of a year?

CHARLES WILLIAMSON, PH.D.: Yeah. About 3% a year, which is pretty much incremental growth that we have been seeing.

TIMOTHY LING: Actually, one development that I don't think Chuck talked about is in Thailand. We have a large series of gas discoveries in the concession called Artit. And just from our observations of where the time markets is, we think it's very likely the third pipeline is going to be constructed, again within this five-year time arise and to bring the next supplies of gulf land gas into Thailand and we think that PTT has already made a decision that that gas will come from our gas consumption,Artit. So we think we'll hit that as well in Thailand.

ROBERT WRIGHT: And 2006 is the third pipeline.

JOHN WOLF: Okay. Thanks. Helpful.

CHARLES WILLIAMSON, PH.D.: Sure.

TIMOTHY LING: Thank you.

OPERATOR: Operator: Our next question comes from Mark Gilman with First Albany. You may ask your question.

MARK GILMAN, FIRST ALBANY: Guys, good afternoon. Couple of things. If you take exploratory success out of the 2 1/2 to 5% number for next year, what would it look like?

CHARLES WILLIAMSON, PH.D.: Mark, this is Chuck. Let me take a stab at that. You know, I don't have -- and again, I'd rather show tau that in detail November 20th, because quite frankly, I don't have that in front of me.

MARK GILMAN: Just rough, Chuck.

CHARLES WILLIAMSON, PH.D.: The biggest driver this n that forecast, I think, will probably be the Gulf of Mexico exploration success. And as I said, next year there's not a lot in that. We're assuming if we're drilling 12 years, we're going to have something we can turn on in that. So the next forecast is in the deep shelf Gulf of Mexico. And I think, Tim, you can join in.

TIMOTHY LING: Yeah, Mark, it's about 5,000 a day. That we have in our forecast. You know, I don't think if you go around the rest of the company, our Thailand production next year is not going to be dependent on exploration success. Our Indonesia is not -- we don't have any exploration activity targeted for the shelf next year. Canada is mainly, you know, smaller scale exploration exploitation, which we have risked in the forecast. Onshore we would likely do less exploration than Pure is doing currently and have tailored our projections for the onshore likely. So I believe the answer is fairly minimal, like maybe 5,000 a day, which we're assuming from the second half of 2002 and the first half of 2003 on the deep shelf.

ROBERT WRIGHT: Yeah, Mark. I was answering for the five years.

MARK GILMAN: Yeah, I was focusing primarily on '03.

ROBERT WRIGHT: I'm sorry. I misunderstood.

MARK GILMAN: That's okay.

ROBERT WRIGHT: Talking about for the five years, I think the main exploration success wedge is still the deep shelf in the out years, 3, 4, 5, but not for next year.

MARK GILMAN: Okay. The 52,000 peak number for West Sano, given that you're now reporting Indonesia on entitlement basis, what's the underlying on that figure?

CHARLES WILLIAMSON, PH.D.: First of all for the next, for 2003, 2004, because we're in maximum cost recovery it doesn't matter a whole lot. It doesn't affect our net net a whole lot for those first couple of years. So I don't know the oil price assumption there. Maybe Robert does. 24 is it?

ROBERT WRIGHT: Yeah. 23 or 24. But the answer is, you know, we get max recovery in the first two years because that's, you know, the first production out of the new concession. A lot of exploration will be recovered.

MARK GILMAN: So that your cost recovery is up to 100%?

ROBERT WRIGHT: No. Because there's always a royalty wedge that comes out first. But it will be 100 after that royalty is considered, and of course we have a partner [INAUDIBLE] in for 10% as well. But it's very close to, you know, it's a very high percentage.

MARK GILMAN: Okay. I assume that by talking about this substitution of deep gas or shallow gas, that we're talking about West Sano as being the source of it and -- therefore that the gas portion of the West Sano increment, the associated gas, Chuck, will result in no growth on a net basis.

CHARLES WILLIAMSON, PH.D.: Yeah. That's right, Mark, for the first couple of years of that. That's exactly right.

MARK GILMAN: That's right?

CHARLES WILLIAMSON, PH.D.: Yes.

MARK GILMAN: Okay, guys. Thanks.

CHARLES WILLIAMSON, PH.D.: Thank you, Mark.

OPERATOR: Remember once again, that's star 1 to ask a question. Next question comes from Ross Paine with Wachovia Securities. You may ask your next question.

ROSS PAINE, WACHOVIA SECURITIES: Just want some clarification on Pure right now. Do you have the amount of expected shares at this time in the process? And with the most recent distinguish, does that include -- disclosure, does that include the management shares that we're agreed -- that the agreement that was reached? As the shares that are disclosed by you guys include management shares?

TERRY DALLAS, CHIEF FINANCIAL OFFICER AND EXECUTIVE VICE PRESIDENT, UNOCAL
CORPORATION: Actually, it's mostly management shares that are in that disclosure and as you know, and most of the time in these processes, people don't put their shares in until the last minute. So we don't expect a lot of shares in until the last day. But the shares that are in there right now are management shares to a large extent the point, with a small percentage of other.

ROSS PAINE: Okay. So --

TERRY DALLAS: So we're hopeful we'll get our 90% and we will know that as the deal closes next week.

ROSS PAINE: Okay. Some of the things they were doing from a technology standpoint, do you guys feel that you can lever across a lot of your other operations?

TIMOTHY LING: It's Tim here.

You know, I'm not sure how much they have been doing with technologies applicable to our other operations. I'd say the key for us in our major operations are subsalt, prestacked imaging and deep water drilling and Pure really isn't doing any of that. I think there may be some insights with respect to -- insights to -- yeah with weapon to what we can do in Canada and deeper plays. But generally, I think the issue for us is going to be how to maintain and leverage the technologies to continue to actually exploit and expand some of the interesting gas plays that they've gotten on to over the past few years.

ROSS PAINE: Okay. Thanks very much.

OPERATOR: Our next question comes from Mark Gilman with First Albany. You may ask your question.

MARK GILMAN: Guys, you have a couple of western Canadian gas discoveries that I think have been tight but the release refers to Canada being a source of growth for next year. I wonder if you could provide at this point any color on them?

TIMOTHY LING: Yeah, Mark. As you know, the land situation up there is just so competitive that we probably prefer right now to keep them tight. We'll probably give you a look see in the end of November in New York about what the type of plays are. But we're still actively building a land position up there especially around one our plays and it just doesn't make sense to talk about them much right now.

MARK GILMAN: Okay. Can I just ask -- you extended the Pure offer. The expiration of the offer because of additional disclosures by Pure. What were they?

TIMOTHY LING: They were mostly -- you can look at the 14 D 9. But they mostly had to do with what economic advice they had been given by their investment banks. So they disclosed more information that the special committee was given by their investment banks.

MARK GILMAN: Well, I guess we heavily discount that. Is that right?

TIMOTHY LING: I have no comment on that.

MARK GILMAN: No comment. Okay.

TIMOTHY LING: I'm kidding. Thanks.

MARK GILMAN: Thank you.

TIMOTHY LING: Thanks, Mark.

OPERATOR: At this time I show no further questions, Mr. Wright.

ROBERT WRIGHT: Okay. That will wind up the Q&A. Thanks, everybody, for being on the call. I know it's been a long day. There've been several references to the November 20th meeting in New York. And I want to urge you, if you haven't called to register, to call either the Investor Relations office in El Segundo or Sugarland. It's be your chance to hear more details about our future and to meet the people who are gonna make it happen.

As always, don't hesitate to call any of us in IR, whether it be Ron or myself or Nancy or if you have any other questions. And that concludes today's conference call. Thanks for listening and goodbye.

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